

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**CF/AD5**
**100 F STREET, NE**
**WASHINGTON, D.C. 20549-3561**

DIVISION OF
CORPORATION FINANCE

April 25, 2007

Via Facsimile

Stuart Hettleman
President, Chief Executive Officer
Target Logistics, Inc.
500 Harborview Drive, Third Floor
Baltimore, MD 21230

>    **RE:    Target Logistics, Inc.**
>    **Form 10-K: For the Year Ended June 30, 2006**
>    **File Number: 001-14474**

Dear Mr. Hettleman:

We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

Sincerely,

Michael Fay
Accounting Branch Chief

cc: Philip J. Dubato, Vice President, Chief Financial Officer